January 27, 2017

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Terra Income Fund 6, Inc. (File No. 333-202399) Post-Effective Amendment No. 5: Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Terra Income Fund 6, Inc. (the “Company”) and Terra Capital Markets, LLC, the principal underwriter of the Company, hereby respectfully request that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form N-2 (“Amendment No. 5”), filed with the Commission on January 27, 2017, and declare Amendment No. 5 effective as of 10:00 a.m., Washington, D.C. time, on January 30, 2017, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time in writing.

In connection with this request for acceleration of effectiveness, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (212) 753-5100.

/s/ Bruce D. Batkin	/s/ Stephen H. Hamrick
Bruce D. Batkin	Stephen H. Hamrick
Chief Executive Officer, Terra Income Fund 6, Inc.	President, Terra Capital Markets, LLC

cc:	Martin H. Dozier, Alston & Bird LLP Rosemarie A. Thurston, Alston & Bird LLP